UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

ELTEK LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 3.0 per share
(Title of Class of Securities)

M40184 10 9
(CUSIP Number)

Mr. Michael McGauley
1400 Hancock Street Fl 9, Quincy MA, United States of America
(857) 322-5550
Attention: Michael McGauley

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Nov 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G/A to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Michael McGauley, XDOOD LLC (Single Member LLC with Michael McGauley Single Member) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of Amercia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 218,936
	8	SHARED VOTING POWER: -0- Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 218,936
	10	SHARED DISPOSITIVE POWER: -0- Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 218,936 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.99%
14	TYPE OF REPORTING PERSON: IN

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This Amendment no. 1 (the "Amendment") is bing filed by Mr. Michael McGauley and XDOOD LLC (the “Reporting Persons”), and amends the initial statement on Schedule 13D filed on December 6, 2019 (the "Initial Statement"). The Statement is being filed to report the Salw by Mr. McGauley of 1,400 ordinary shares, nominal value NIS  (New Israeli Shekels) 3.0 (the “Shares”), of Eltek Ltd. (the “Issuer”). Mr. McGauley sold the Shares in open market transactions effected on November 30, 2020 (the “Transaction”). As a result of the Transaction, the Acquiror directly holds 4.99% of the Issuer’s Shares.

Item 1.     Securities and Issuer

The class of equity securities to which this statement relates is the ordinary shares, par value NIS 3.0 per ordinary share (“Ordinary Shares”) of Eltek Ltd. (“Issuer”), an Israeli corporation, whose principal executive offices are located at Sgoola Industrial Zone, Petach Tikva, Israel. The Issuer is a leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards.

Item 2.     Identity and Background.

This statement on Schedule 13D/A dated December 2, 2020 is being filed by Mr. McGauley a citizen of the United States, and XDOOD LLC, a Massachusetts Limted Liability Company. The principal business address of the Reporting Persons is 1400 Hancock Street Fl 9, Quincy MA, United States of America. Mr. McGauley personally owns 218,936 Ordinary Shares.

During the past five years, the Reporting Persons and any of its directors and executive, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The aggregate consideration in cash received bythe Acquiror in the Transaction was US 6,688.

Item 4.     Purpose of Transaction.

The Acquiror sold the Shares for account adjustments to participate in the Eltek Ltd subscription rights offering on Dec. 2, 2020.

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Item 5.     Interest in Securities of the Issuer.

Mr. McGauley controls the Acquiror. The power to vote or dispose of the shares beneficially owned by Acquiror is not shared.

(a)          The Acquiror beneficially owns 4.99% of the Issuer’s Ordinary Shares as of this date. Mr. McGauley directly owns 4.99% of the Issuer's Ordinary Shares as of this date.

(b)          As a result of the Transaction Mr. McGauely may be deemed to possess the sole power or shared power to vote (or direct the vote of) 218,936 shares of the Issuer’s Ordinary Shares.

(c)          Other than the Transaction described in Items 3 and 4 above, neither Reporting Party has engaged in any other transaction to sell or purchase any Ordinary Shares within the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

XDOOD LLC is a Single Member LLC with Michael McGauley as its Single Member. Michael McGauley controls 100% of XDOOD LLC and its assets.

Items 7.     Material to be Filed as Exhibits.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 2, 2020

By: /s/ Michael McGauley Name: Michael McGauley Title: Owner /s/ Michael McGauley Michael McGauley

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